Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus dated March 13, 2026

Registration Statement No. 333- 293837

The Metals Royalty Company Inc.

This free writing prospectus relates to the Registration Statement on Form F-1 (File No. 333-293837), as amended (the “Registration Statement”), that The Metals Royalty Company Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On March 18, 2027, the Company reposted on its investor relation website a video recording of its corporate webinar and a corporate presentation used in the corporate webinar. The transcript of the corporate webinar is forth in Appendix A below and the corporate presentation is set forth in Appendix B below.

Except as set forth below, information on, or accessible through, the Company’s website is not part of or incorporated by reference in this free writing prospectus, nor is it part of or incorporated by reference in the preliminary prospectus or Registration Statement.

You should consider statements in the corporate presentation below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Appendix A

C O R P O R A T E P A R T I C I P A N T S

Brian Paes-Braga, Chief Executive Officer and Chairman of TMCR

Ian Scargill, Director at MZ Group, Moderator Q&A Session

P R E S E N T A T I O N

Operator

Good day and welcome to the Metals Royalty Company TMCR Corporate Webinar.

Today's webinar is being recorded.

Before we begin the formal presentation, I'd like to remind everyone that statements made on the call and webcast, including those regarding future financial results and industry prospects, are forward-looking and may be subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the call.

Please refer to the Company's SEC filings for a list of associated risks, and we'd also refer you to the Company's website for more supporting industry information.

At this time, I'd like to turn the webinar over to Brian Paes-Braga, Chief Executive Officer and Chairman of TMCR. Sir, please go ahead.

Brian Paes-Braga

Thank you very much and thank you for being with us today. I couldn't be more excited to be sharing this very important story at a time where it's hard to ignore just how critical the mining world has become in securing metals for the West, and more specifically for the United States.

My name is Brian Paes-Braga. I'm the CEO and Chairman of the Metals Royalty Company. I spent my entire career building, financing, and investing in natural resource companies, mostly in the mining space. Myself and our team couldn't be more excited to (audio interference) public company in the next couple of weeks onto the NASDAQ.

The Metals Royalty Company was founded almost four years ago with a focus on ensuring that the United States had, essentially, a path to critical mineral and mining independence. We started with The Metals Company and a partnership that we value greatly with The Metals Company, and this transaction is represented through a 2% gross overriding Royalty interest in the NORI concession, which many of you may be familiar with. The NORI concession is the largest nickel, copper, cobalt, and manganese project on the planet. It is a generational asset and something that we believe in and will be setting the tone to other assets that we would like to build within our Royalty portfolio over time.

In many ways, The Metals Royalty Company is a permanent capital vehicle. We believe that especially in the natural resource space, one that has underlying commodities that tend to be quite volatile, that duration really is on our side. When we're looking at financing assets, it's important that we consider the longevity of these assets and how much cash flow they can generate over decades as opposed to trying to time the right or perfect moment in a commodity cycle's evolution.

Lastly, the Western supply focus and specifically the United States—as I'll walk through a little bit later in this presentation, the United States has a real challenge right now. That challenge is one that The Royalty Company wants to be a part of being a solution for. The challenge is not having paid attention to their supply of metals for a number of decades actually now.

I think it's important to share that I've had real-life experience in spending a lot of time in Asia earlier on in my career. I started a lithium company in 2015. Myself and a great team put together a number of lithium assets, one in the United States and two in Argentina and Latin America. At the time, it was hard to get anyone to really pay attention in the U.S. as to how important this was. We were drawn naturally over to the market that was really quite aggressively getting assets and providing capital to develop projects. That time was spent in China, spent in Japan, it was spent in Korea. There was a day where the U.S. did dominate. It’s been now too many decades where Asia and notably China—as you can see in the red there, those are all the (audio interference) that China controls.

I think the last time that the U.S. really started to pay attention to this type of imbalance and vulnerability was about a decade ago when they turned their attention to the Oil industry and weaning off the dependence on OPEC. What we saw there was really a boom, an investment boom and a production boom in the shale reservoirs, both in Texas and in North Dakota. We really feel at The Metals Royalty Company that the U.S. is going through a very similar paradigm shift. A lot of this comes from the administration, who I think has done a great job starting to pay real attention to the Mining industry and support us.

As I mentioned in my opening remarks, it's hard to wake up today and read any sort of newspaper without seeing some sort of headline. Again, for us in our business, I've been doing this for almost two decades. I can share with you that it's a rewarding time to be in this industry because there's no bigger market and no bigger level of support that industry can get than the U.S. government and U.S. capital markets. We welcome all this attention because it's time for us to form capital around these initiatives and be a part of rebuilding the industry that has been forgotten about in the United States for a couple of decades now.

As I mentioned, our cornerstone asset is a gross overriding Royalty interest on the largest nickel, copper, cobalt and manganese project in the world. It's a project that frankly I think is still relatively misunderstood. This is a company that I've personally been involved with now for a decade, being The Metals Company. I think with the dawn of the U.S. administration really starting to focus on securing the mineral supply, it's become clear to me that they recognize just how big of a solution the NORI project is for their security.

It is operated by a metals company, which I think a number of you are familiar with. By any metric, it's a world-class and strategic asset. It's a long-durated asset. This asset has an opportunity to be in production for many decades. We own a 2% gross overriding royalty. For those of you that don't know what that means, actually, anytime there are nodules off the seafloor, we will be getting a 2% payment off the top-line revenue of that business.

Finally, the regulatory environment has come around, and you've seen a dramatic amount of progress in the last 12 months with regards to the evolving regulatory framework in the United States. Recently, The Metals Company has applied for the commercial recovery permit, and they're expecting to get that this year.

The Metals Company is a leader in many ways with the type of support that has come around the Company. Companies like Allseas out of Europe, Korea Zinc, the Hess family, and others have come around to support not just a new company, but really an entire new industry.

Hundreds of years ago, if one was to put a kind of a perfect location for such a large amount of mineral supply, I don't know if there could have been a better one specifically for the United States in being able to access so much material right off the coast of Mexico. This area in the Clarion-Clipperton Zone was an area discovered by the British over a hundred years ago. It's this amazing resource that is plentiful. It's very high-grade as compared to other assets.

And in being in this industry as long as I have, and understanding and living through a lot of the sensitivities that happen with land-based projects, going to the deep sea—although it tends to have an immediate kind of allergic reaction to a lot of people, as one gets educated and understands better the benefits, as a trade-off, I believe that this is a much better approach than so many of the current approaches when the world is in such desperate need, and specifically the United States, to secure nickel, and copper, and cobalt, and manganese.

With The Metals Royalty Company, we wanted to ensure that we were backing what we felt to be the best in the business, and we think The Metals Company is the best in the business, specifically in deep sea mining. The Company is led by Gerard Barron, who's an incredible CEO and a tenacious entrepreneur. They spent the better part of 15 years developing and de-risking this asset, from everything from processing to the environmental impact to mine planning. It really is a state-of-the-art business in an industry that, historically, I can tell you, isn't open to change.

The metals and mining industry is a pretty stubborn industry to change. The Metals Company, and Gerard, and his Management team really have done an exceptional job challenging the norm and really just pushing their way through a lot of challenges to get this Company to where it is today and on the cusp of first production. It really is an exciting time for the Metals Company and for us.

TMC has been a public company for about five years. It's been a journey that I've been a part of, but I really say the last 12 months has been a paradigm shift for the business. You can see it here in the stock performance and the liquidity as well. It found a new floor, it found a great group of industry experts, as I mentioned earlier (audio interference). I think whenever you're trying to build an entire new industry, like Gerard and his Management team are, getting the right partners at the different levels of the value chain, I think, is the right approach and has been wise.

Allseas is a Dutch company. It’s a Dutch shipping company. It's a private business, but it's owned and operated by a multi-generational family. They are very large fiber-optic cable layers and deep-sea pipeline builders. They've now been involved in the Company for almost 10 years. They're an amazing partner to help The Metals Company work through the collection part of this business and of the value chain. To have partners like that who understand the maritime is critical to the long-term success and de-risking of The Metals Company.

Once those nodules get collected in the deep sea and they make their way to get refined, I think the partnership with Korea Zinc, which was symbolized by an investment last year, is a real critical de-risking event as well for the Company and for the industry. Korea Zinc is one of the world's greatest metallurgy companies—are partners with The Metals Company. They recently announced a $7.4 billion investment in Tennessee alongside the U.S. government for more refining capacity. They're real leaders in what they do.

Also, having the Hess family join the Company and Michael Hess specifically join the Board. They're also very large shareholders and partners of ours on The Metals Royalty Company. Their vision on the ocean—they were obviously the discoverers of oil in Guyana offshore. I think it was a 12-billion-barrel oil discovery alongside Exxon. Having them and their abilities to see long-term, understand the value of what exists in the ocean and what kind of value can come from the natural resource space when you can fundamentally see that the biggest projects sometimes aren't the easiest places. But having the fortitude to stick through this development phase and recognize that once these assets are up and running, they really are generational.

Recently, as I mentioned, to have the U.S. government really wrap their arms around this industry and be a very constructive counterparty has been a real game changer for the industry.

I mentioned it a little bit earlier, but the benefits of a Royalty business model is plentiful. You capture essentially a toll off of top-line cash flow. You have all (audio interference) that you would have if you were operating a business. You have essentially free project optionality, i.e. if more ore is discovered or there's more economics that are found, you don't pay for that additional upside. You also limit your costs or your downside, because once the Royalty is in place, which we have, there's no CapEx, no OpEx creep. You really are riding on the back of a big resource that is going to get developed. You're clipping a top-line revenue cash flow, which obviously maximizes free cash flow. (Audio interference) as a business.

I also think the other key benefits of a Royalty company is you typically trade at a better multiple than (inaudible) or mining companies. That does for a team like ours that wants to go out and acquire other royalties and other streams or other, what I call other structured asset opportunities. As long as we continue to do good (audio interference), good free cash flow, good return for our shareholders, having that plus the capital advantage ends up being very accretive for shareholders. You can see that—over a long period of time, you see the continued up performance of the royalty and streaming companies as compared to the developers and the miners.

Last comment on our capital structure. It's a very well-held, closely-held business at this time. We feel the timing is right to go public really based on two fundamental things happening at the same time. One is, of course, the advancement and what is becoming the very high-paced advancements of The Metals Company, and (audio interference) That's also coinciding with a pipeline of opportunities that myself and our Management team and our Board want to execute on.

We really think now is the perfect time to take the Company public and give investors the opportunity to invest in this very important theme that is the onshoring and the reindustrialization of metals. The deal flow that we're seeing is of very high quality and frankly we've got a lot of work to do. To go public now was the right time. We have a capital structure that also has maximum alignment with The Metals Company. We're so happy to have them as major shareholders alongside us as founders and the Hess family. We've got no debt and cash in the bank and a very low employee count, so lots of runway with our cash. Two-thirds of the Company owned by a close group of individuals.

As I mentioned, I've spent almost two decades building businesses. I've spent a lot of my life in and around the metal space. It's a joy to be able to get up every day and do this and work with great people. We have a small team that works extraordinarily hard and are very passionate behind getting these minerals back to the United States. Our Board has got representation from The Metals Company with Gerard and many other leaders in their own right. We have Michael Hess as our strategic advisor. He's a dear friend of ours and someone that's very important to the long-term success of The Metals Royalty Company.

In summary, we have an anchor asset that we believe is one of one. It's a generational opportunity to be able to provide these metals for the United States. (Audio interference) to get going. I've spent most of my career, as I mentioned, along with our team in being in finance and building businesses. We have a well-held capital structure that I think will bode very well for the long-term nature of what we're trying to build and the long-term shareholders that are behind us and see this multi-decade opportunity in front of us. We've got a great pipeline that we're ready to execute on. The timing of our go public is all happening at the right time for us.

I appreciate everyone's time today and I'm more than happy to answer any questions that there may be.

Ian Scargill

Perfect. Thank you, Brian. It's Ian here. I'll kick off the Q&A question.

Our first webinar question will be surrounding the Royalty model. These models are well-established in precious metals. Why do you believe the same model translates well to critical and battery metals and what's different about this opportunity? Additionally, is the Company currently in commercial negotiation on additional assets, including either rare earth or lithium in the U.S.?

Brian Paes-Braga

Thank you for the question. Maybe if I take a quick step back, and then I'll answer it more specifically at the end. Royalty and Streaming companies were created to be a capital solution for an industry that, if you think about a lot of the resources that have been developed, often they're in countries that have a jurisdictional risk premium to them. Capital flowing there is inherently more expensive.

A lot of these initial Royalty and Streaming companies were built on byproducts. If you had a copper, gold, porphyry streaming deal but you were more proprietary, maybe the Streaming company would purchase a stream on a byproduct being copper, for example. At the end of the day, they’re formed around essentially a high cost of capital environment that didn't really support mine developers.

If you think about it, in really any industry, if you have an opportunity to deploy capital into an environment that is in desperate need of it, i.e. the mining and metals space today—I think what's different is we're coming in to be real capital partners to these development assets. I think the industry back then was less competitive, i.e. early days, the returns were probably—you probably won't see those again on an asset-by-asset basis. However, there were much smaller transactions than the ones that we are seeing in our opportunity sets.

What we are really focusing on is we think there's a real mispricing on duration. If you can take a long-term view in this industry, we've seen that to be a real winning formula. Assets like The Metals Company, even though you may get a lower IRR, you have a lower NPV, frankly, I think on generational assets, those numbers aren't even properly represented, specifically on the NPVs of these projects, because you tend to find in these tier one assets, they just get bigger and bigger over time.

The Metals Royalty companies really focus on being a capital solution provider. If it comes in the form of a royalty, great. If it comes in the form of a stream, great. It could come in the form of an offtake. It could come in the form of what we would call structured equity. You'll see us potentially take some equity positions in situations that have some thoughtful structure around them to ensure that we're getting that long-term cash flow, which is what we're focused on.

I'll just mention on the precious metals side. At the end of the day, it's a competitive space. It's well-established. What we think is real white space for us is a focused vehicle of really a pure play on U.S. sovereignty around (audio interference) nothing like that exists today. The Metals Royalty Company is really trying to fill that gap because, frankly, we are surprised that there isn't really someone or an entity that is spearheading it from an enterprise perspective.

Ian Scargill

Perfect. Our next question on the model. Can you walk us through what a gross overriding royalty means in practice and why this structure is advantageous as compared to owning equity in the mining company directly?

Brian Paes-Braga

Yes, I think at the end of the day, both are valuable propositions, but they are fundamentally different. Again, as I mentioned on the last question, The Metals Royalty Company wants to be a great capital partner, capital solution for developers of assets that are bringing minerals back to the United States. So, that can take many different forms.

Regarding the gross overriding royalty interest in NORI, when you have so much material and an asset has—and this is a really key point—a key differentiator, I think that is worth recognizing. An asset that can scale so quickly—many times in the mining space on land, there are real physical constraints to increase the volume. What's the fundamental value of a royalty? The more volume that comes from an operation, the more valuable the royalty.

I'll give this example: if you're developing an underground mine on land and prices have gone up of your underlying commodity, and you would like to increase your throughput, it's pretty difficult because as part of mining, it’s hard to—it takes time and takes money to go and just create more access to an underground ore body, or even on an open pit. At the end of the day, an open pit mine is designed with an optimal strip ratio and an optimal throughput. It's also pretty hardy, just expand your open (audio interference) and not have some sort of impact to an operation, vis-à-vis a higher strip ratio and maybe your economics aren't the same.

When you're out in the deep sea and you've got a two-dimensional project, so long as you can increase your amount of ships that are (inaudible) off, you can increase your throughput. That is a really unique characteristic that most land projects don't have. Having the gross overriding royalty interest is a benefit and it has full alignment with The Metals Company's equity shareholders as well, who will also benefit greatly from additional throughput as the operation gets up and running.

Ian Scargill

Thank you, Brian. Our next question will touch on the deep-sea mining industry. What gives the team confidence that the NORI project will reach commercial production and what are the biggest remaining hurdles towards production on that front?

Brian Paes-Braga

I think the question is to a big believer in the team and in the industry and just acknowledging (audio interference) if it's a matter of when, from my perspective, because it's just, frankly, the resource is needed. Specifically, I firmly believe it's needed (audio interference) I think seeing the U.S. administration's support for the industry, and recognizing how important it is, was really the last part of the puzzle to take place. Seeing recently The Metals Company recognized as being essentially fully compliant but not yet receiving a permit—but essentially fully compliant with their application. Not to mention the almost billion dollars that's been spent over the past 15 years developing this project.

Really, The Metals Company is so much further ahead. Although, I think I speak for myself, I think I speak also on behalf of Gerard who I've heard many times mention this is an industry that should have many winners, the reality is The Metals Company is just so much further ahead than everybody based on the hard work that they've done over the last 15 years.

I've been a part of—as I mentioned in my introductory remarks, that I spent my entire career around development assets and then producing assets in the Mining, Oil, and Gas space. You can just sense that they're getting ready to go. They're at that time. It's never easy. (Audio interference) are never easy. I'm very confident that if the permits do in fact come into place this year, that The Metals Company has surrounded themselves with the right stakeholders to give the best shot it has at being a really big producer in the mining space.

Ian Scargill

Perfect. While on the topic of TMC, our next webcast question touches on the buyback in place and how you view that option. TMC being able to reacquire 75% of the royalty within 10 years.

Brian Paes-Braga

Yes, I think this is all about the give and take with a counterparty. When we were negotiating this transaction a number of years ago, it was a give and take in finding the balance.

From our perspective, The Metals Royalty Company, (audio interference) the interest that they have the option to buy back. In return, we would receive cash, which we're very happy to have and develop our portfolio of (audio interference). At 50 basis points, the revenue stream is so substantial for us that we're delighted to have (audio interference) that we receive in cash into other assets and build diversification out in our own portfolio.

Ian Scargill

Excellent. I think that segues nicely into our last webcast question of the day. To conclude the call here, how is Management thinking here about deploying its capital? Is the priority adding royalties to the portfolio or supporting the existing NORI position?

Brian Paes-Braga

I don't think those two things are mutually exclusive. I think at the end of the day, we want to have great partners to The Metals Company. In any way we can provide capital solutions for their developments, we'll be there. Having said that, I think for The Metals Royalty Company shareholders, building out a diversified portfolio is why we're going public, why we're looking to access bigger capital pools and aligning that with our pipeline that we (audio interference). That really aligns with our mission, which is to help the United States become mineral independent.

Don't be surprised if (audio interference) all those things. As long as we can continue to stick to our mission and be good partners out in the marketplace to developers like The Metals Company. To be specific, we don't intend on just having deep-sea royalties and streams. We plan to have a diversified portfolio, both land-based and deep-sea. But we really think our differentiating factor in our business amongst peers is how special this deep-sea asset is and how important it is going to be moving forward in the global supply of minerals.

Operator

At this time, this concludes our question-and-answer session and today's virtual webinar. We thank you for your participation. You may now disconnect.

Appendix B

Corporate Presentation 2026 Financing America’s Mineral Security

Corporate Presentation 2 Disclaimer Certain statements in this presentation (the “Presentation”) constitute "forward -looking statements" or "forward -looking informa tion" within the meaning of applicable securities laws involving known and unknown risks, uncertainties and other factors regarding the project and transactions described herein an d T he Metals Royalty Company Inc.’s (the “Company”) intentions, beliefs, expectations and future results. This may cause the actual results, performance or achievements of the C omp any, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward -looking statements. Forward -looking stateme nts may include, but are not limited to, future financial outlook and anticipated events or results; information regarding the proposed business, financial position, growth plans, strategies, opportunities, operations, plans and objectives of the Company; and information regarding our expectations of future results, performance, achievements, prospects or opportunities. Forward -looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward -looking statements. These risks include, but are not limited to: the Company's limited operating his tory; dependence on key management; inaccurate estimates of growth, including the failure of the NORI project to be developed or perform as expected; general economic, poli tic al market and business conditions; uncertainties and ongoing market developments surrounding the regulatory framework applicable to the NORI project by governmental authorities; ris ks arising from competition; due diligence risks; global financial conditions; dependence on project developers, operators and owners; potential conflicts of interest; unfores een title defects; and the risk that assumptions and/or parameters used to produce forecasts, models and/or projections should prove to be inaccurate. Should one or more of these ri sks or uncertainties materialize, they could cause our actual results to differ materially from the forward -looking statements. The forward -looking statements contained in this Presen tation are based on our current opinions, expectations and beliefs concerning future developments and their potential effects on the Company taking into account information currently available and speak only as of the date of this Presentation. You should not take any statement regarding past trends or activities as a representation that the trends or ac tivities will continue in the future. Accordingly, you should not put undue reliance on these statements. We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) to which th is communication relates. You should read the prospectus in the registration statement and other documents we have filed with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. This Presentation is not intended for Canadian residents or representatives of a Canadian institution (including Canadian aff iliates of non -Canadian institutions) or institution for which principal decision -making authority to invest in securities of the Company is based in Canada. This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall th ere be any sale of these securities in any state or other jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Company is not a reporting issuer in any province or territory of Canada. The information contained herein speaks only as of the date hereof, unless stated otherwise, and the Company assumes no oblig ation to update any such information after the date of this Presentation, as a result of new information, subsequent events, or any other circumstances. None of the information contained herein should be relied upo n as a promise or representation as to future performance of the Company.

The Metals Royalty Company

Financing provider for the onshoring and near-shoring of U.S. critical minerals and industry.

TMCR	55.1M	$31.3M	66%
	Basic Shares Outstanding	Cash[1]	Strategic Ownership

Strategic Assets with Scale

TMCR targets royalties and structured interests across the world's most critical mineral deposits – from exploration through production and expansion.

Portfolio anchored by a 2.0% royalty on TMC's NORI project, one of the world's potential largest undeveloped NiEq resources.[2]

Permanent Capital Advantage

TMCR is purpose-built for the long arc of critical minerals development. Without the constraints of short-term IRR mandates, we deploy capital across commodity cycles – from early financing through production – aligned with the multi-decade horizons these assets require.

Western Supply Focused

Anchored by the Hess family, TMCR was built to fortify America's critical minerals security and re-industrialization – supporting domestic industry growth across energy, defense, and the full critical minerals value chain.

1. Approximate net of go-public transaction fees and assuming receipt of escrowed proceeds from existing subscription receipts
2. Mining.com, "Ranked: World's Biggest Nickel Projects," May, 2023

Corporate Presentation 3

Corporate Presentation 4 America’s Mining Shift AMERICA THEN Global Mining Dominance American mines once supplied 30 -40% of global output 1 AMERICA NOW Supply Chain Vulnerability Once a mining powerhouse, the US now depends on foreign sources (particularly China) for nearly all critical minerals essential to modern industry 1Extractive Industries for Development Series #20, World Bank, Oil, Gas, and Mining Unit, May 2011; 2 Critical Minerals Market Review, IEA, 2023; 3 Mineral Commodity Summaries, I.S. Geological Survey, 2023; 4 S&P Global Commodity Insight, 2023 1 2 2 2 3 The Trump Administration has made critical mineral supplies a national priority

Corporate Presentation 5 United States Prioritizing Mineral Security

Corporate Presentation 6 The Cornerstone Corporate Presentation 6

Corporate Presentation 7 NORI Royalty Clarion -Clipperton Zone ▪ World -Class, Strategic Asset Exposure: One of the world’s potential largest undeveloped nickel equivalent resources 1 provides polymetallic exposure aligned with critical mineral security and demand. ▪ Long -Duration, Multi -Generational Optionality: Large inventory supporting long -term supply optionality. ▪ Royalty Quality and Structural Advantages: 2% gross revenue royalty across all payable metals, no sustaining capital or operating obligations. ▪ Regulatory and Policy Alignment: Revision of U.S. regulations under federal framework provides pathway to accelerate permitting for exploration and commercial recovery. ▪ Strong Balance Sheet with Strong Strategic Shareholder Support: >$700m raised to date with strategic backing from Allseas Group SA, Korea Zinc, Hess Capital, ERAS Holdings, Brian Paes -Braga. Royalty 2.00% gross overriding royalty (“GORR”) on all metals and minerals at NORI areas Operator TMC the metals company Inc. (NASDAQ: TMC) Resource Nickel, Copper, Cobalt, Manganese Buy -back Option 1.0% option 2025 – 2030; 0.5% option 2028 – 2033 with contracted IRR’s reflective of project risk Est. Start Date Q4 2027 Near -term Catalyst Commercial recovery permit 1. Mining.com, “Ranked: World’s Biggest Nickel Projects,” May, 2023

Corporate Presentation 8 Clarion Clipperton Zone (CCZ) The NORI concession covers approximately 74,830 km² : Illustration of a nodule production system : International Contract Areas International Conservation Areas Not covered by PFS or IA Covered by IA Covered by PFS NORI Royalty Image left: TMC the metals company Inc., "Investor Presentation," February 2026. Image right: TMC the metals company Inc., Form 10 -K, fiscal year ended December 31, 2024, U.S. Securities and Exchange Commission, March 27, 2025.

A Clear Leader, Pioneering a New Industry

Key milestones achieved since 2011:



Ranked by Mining.com as #1 & #2 Largest Undeveloped Nickel Projects on the Planet[1]


the metals company

Over $700 Million Raised



First Integrated Nodule Collection Test Since 1970's



23 Offshore Campaigns



Pilot-scale Processing and Bench-scale Refining



First Integrated Nodule Collection Test Since 1970s



Capital Light Approach Using Existing Assets



Lifecycle Assessments



Nearly a Petabyte of Environmental Data

Permitting is the remaining hurdle; there is now a clear path:

the metals company USA

TMC USA Files First Consolidated Deep-Seabed Mining Application in January 2026[2]

NOAA Determines TMC USA's Consolidated Deep-Seabed Mining Application is in Substantial Compliance in March 2026[3]


PRESIDENTIAL ACTIONS
UNLEASHING AMERICA'S OFFSHORE CRITICAL MINERALS AND RESOURCES


National Oceanic and Atmospheric Administration
U.S. Department of Commerce
NOAA accelerates permitting timeline for deep seabed mining applications
Final rule will streamline the exploration license, commercial recovery permitting process
January 21, 2026

1. Mining.com, "Ranked: World's Biggest Nickel Projects," May, 2023
2. TMC the metals company Inc., "TMC USA Files First Consolidated Deep-Seabed Mining Application, Increasing Expected Commercial Recovery Permit Area to 65,000 km²," GlobeNewswire, January 22, 2026
3. TMC the metals company Inc., "NOAA Determines TMC USA's Consolidated Deep-Seabed Mining Application is in Substantial Compliance," GlobeNewswire, March 9, 2026

Corporate Presentation 9

US Support & Advancements Driving TMC's Share Performance

TMC NASDAQ	~$6.50 Share Price	~$2.6B Market Cap	~$50M Av. Daily Liquidity	~265% 12 Mo. Return


US Executive Order on deep-sea mining; TMC USA submits application for commercial recovery
$37mm strategic investment led by Michael Hess and Brian Paes-Braga
$85.2mm strategic investment by Korea Zinc Co.
TMC USA Files First Consolidated Deep-Seabed Mining Application
NOAA Determines TMC USA's Consolidated Deep-Seabed Mining Application is in Substantial Compliance
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Volume
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40M
20M

As of March 2026

Corporate Presentation 10

Corporate Presentation 11 Benefits of the Royalty Business Model Top -Line Cash Flow Commodity Price Leverage Project Optionality Limited Capital Cost Obligations Limited Operating Cost Exposure Inflation Hedged with Low Overhead Costs Royalty revenue directly tied to the asset's gross production sales, providing predictable, high -margin income without deductions for costs – ideal for volatile metals markets where revenue scales with output. Direct upside from rising metals prices, capturing revenue growth while avoiding margin compression from cost inflation, as royalties are top -line based. Benefit from mine expansions, extensions, and new discoveries at no additional cost, enhancing royalty value through resource conversion and prolonged production life – common in metals mining for tier -one assets. No exposure to sustaining or expansion capex, reducing risk in capital -intensive mining projects where overruns are common, allowing focus on revenue streams. Insulated from opex escalations (e.g., labour, energy in remote mining operations), ensuring royalties remain profitable even in downturns, with gross effectively equalling net. Natural hedge against inflation as payments rise with commodity prices, combined with a lean, scalable model (low employee count, high free cash flow).

Corporate Presentation 12 Royalty & Streaming Model Outperformance Source: S&P Capital IQ Pro and Bloomberg Royalty & Streaming Companies sample based on company market cap as of December 31, 2025 and includes Wheaton Precious Metals Corp, Franco -Nevada Corporation and Royal Gold, Inc. P/NAV Gold Miners include Agnico Eagle Mines, Newmont Corporation and Kinross Gold Corporation; P/NAV Diversified Miners incl ude s Anglo American, BHP, Freeport -McMoRan, Glencore and Rio Tinto Royalty and streaming companies have consistently outperformed miners in the past decade (150) - 150 300 450 600 750 Royalty & Streaming Companies MSCI World Metals & Mining Index VanEck Gold Miners ETF Royalty and streaming companies trade at meaningful premiums to miners – 1.0x 2.0x 3.0x 4.0x Royalty & Streaming Companies Diversified Miners Gold Miners Cumulative Price Return to Shareholders P/NAV (X)

Corporate Presentation 13 Pro -Forma Capitalization Summary Basic Shares Outstanding 55.1M Cash 1 $31.3M Debt NIL Insider & Strategic Ownership 66% Free Float (% of I/O shares) <20% 1. Approximate net of go -public transaction fees and assuming receipt of escrowed proceeds from existing subscription receipts Hess Family, Founders, Management (41%) (25%) HNW, FO (28%)

Corporate Presentation 14 Team Investments Capital Markets President & CFO Chairman & CEO

Corporate Presentation 15 The Metals Royalty Company 1 2 3 2.0% gross overriding royalty (GORR) on NORI critical minerals deposit owned by TMC the metals company Inc. (NASDAQ: TMC). Proven high shareholder return business model delivering exposure to commodity and asset upside without exposure to development and operating expenses and inflation. Leveraged exposure to the burgeoning offshore metals industry with industry leading partner. 4 5 6 Tight structure and aligned shareholder interest with approximately 66% of existing shares held by the Hess family, founders , management and TMC. Robust pipeline of opportunities given management’s extensive industry experience and networks in both the energy production and metals, mining and critical minerals sectors. Supported by one of Canada’s largest alternative asset managers, SAF Group, and Chairman and CEO Brian Paes -Braga, who has raised over C$1 billion of capita l for high - growth opportunities and has served as a Founder, Chairman, board member, CEO and/or major shareholder of acquired/divested or go -public transactions in excess of C$5 billion.

Contact Investor Relations: Lucas Zimmerman Managing Director, MZ North America tmcr@mzgroup.us +1-949-259-4987 themetalsroyaltyco.com

Forward Looking Statements

The recording and the corporate presentation contain estimates and forward-looking statements. All statements other than statements of historical facts contained in the recording and the corporate presentation may be forward-looking statements. Statements regarding the Company’s future results of operations and financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. The Company’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to the Company. Many important factors may adversely affect the Company’s results as indicated in forward-looking statements. Moreover, the Company operates in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties, nor are they able to assess the impact of all of these risk on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The Company qualifies all of its forward-looking statements by these cautionary statements. See also “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” described in the preliminary prospectus and in the final prospectus included in the Registration Statement.

The forward-looking statements included in the recording and the corporate presentation are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date hereof to conform these statements to actual results or to changes in its expectations, except as may be required by law.

The Company has filed a registration statement (including a prospectus) with the SEC relating to its common shares to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and its common shares. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.